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                             May 6, 2021

       Dan Adika
       Chief Executive Officer
       WalkMe Ltd.
       1 Walter Moses St.
       Tel Aviv 6789903, Israel

                                                        Re: WalkMe Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 23,
2021
                                                            CIK No. 0001847584

       Dear Mr. Adika:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Consolidated Financial Statements
       Note 10 - Subsequent Events, page F-34

   1. Please revise to disclose an estimate of the amount of expense you expect to recognize for the options granted
after year end and the timeframe over which you expect to recognize
                                                        it. Refer to ASC
855-10-50-2(b).
 Dan Adika
FirstName  LastNameDan Adika
WalkMe Ltd.
Comapany
May  6, 2021NameWalkMe Ltd.
May 6,
Page 2 2021 Page 2
FirstName LastName
        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Tad Freese, Esq.